Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-96973 and 333-38510 of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Resources, Inc.) on Form S-3 of our reports dated February 26, 2004 (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees in 2003; and derivative contracts and hedging activities in 2001), appearing in this Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2003.

/s/    DELOITTE & TOUCHE LLP

Richmond, Virginia

March 1, 2004